Exhibit 4.2

FIRST AMENDMENT
to the
RANGE RESOURCES CORPORATION
AMENDED AND RESTATED
1999 STOCK OPTION PLAN

      I, Rodney L. Waller, hereby certify that I am the Secretary of Range Resources Corporation, (the “Company”) and that, as such, I am authorized to execute this amendment on behalf of the Company, and, DO HEREBY FURTHER CERTIFY THAT the following resolution was duly approved and adopted by the Shareholders of the Company on May 24, 2001 at the Company’s Annual Meeting of the Shareholders:

RESOLVED, that the Board of Directors authorizes and approves an amendment to Article V(a) of the Range Resources Corporation Amended and Restated 1999 Stock Option Plan to increase the amount of Common Stock reserved for issuance under the Plan from 1,400,000 to 3,400,000 shares.

May 24, 2001

/s/ Rodney L. Waller

Rodney L. Waller Corporate Secretary

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